UMB FUND SERVICES, INC.

235 West Galena Street

Milwaukee, Wisconsin 53212

(414) 299-2000

July 25, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1(g) Fidelity Bond Filing –Fidelity Bond Coverage

SharesPost 100 Fund

(333-184361; 811-22759)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, please find the following documents:

A copy of the executed Fidelity Bond for the period effective July 19, 2014, through July 19, 2015, is enclosed as EXHIBIT 1 (the “Bond”).

A copy of the Resolutions of the Board of Trustees, including all of the Trustees who are not “interested persons” of the Fund, approving the renewal of the bond is enclosed as EXHIBIT 2; and

A one year premium of $2,500 has been paid for the $500,000 bond for the period of July 19, 2014 to July 19, 2015.

Sincerely,

/s/ John S. Patterson

Fund Administration